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                             May 24, 2024

       Robert J. Hutter
       Chief Executive Officer
       Learn SPAC HoldCo, Inc.
       11755 Wilshire Blvd.
       Suite 2320
       Los Angeles, CA 90025

                                                        Re: Learn SPAC HoldCo,
Inc.
                                                            Amendment No. 2 to
the Registration Statement on Form S-4
                                                            Filed May 10, 2024
                                                            File No. 333-276714

       Dear Robert J. Hutter:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 2 to the Registration Statement on Form S-4

       Background of the Business Combination, page 90

   1. We note your response to prior comment 5. Please revise your background discussion to:
                                                            Specifically
identify who was present at a meeting or negotiation. We note that there are still instances
where you do not specifically identify who was present at a meeting or negotiation. For
example:
                                                             o   On page 93 you
state that on May 2, 2023, members of Innventure's
                                                                 management
team, led by Mr. Haskell, connected with representatives of Grail
                                                                 Partners on
the possibility of a SPAC merger more generally;
                                                             o   On page 93 you
state that on June 26, 2023, Advisor, Grail Partners and
                                                                 Innventure,
including Mr. Haskell, discussed entry into a letter of intent with respect to a
potential business combination transaction, which included a discussion of
structure and preliminary key terms and conditions; and
                                                             o   On page 97 you
state that between September 6, 2023 and October 5, 2023,
 Robert J. Hutter
Learn SPAC HoldCo, Inc.
May 24, 2024
Page 2

                representatives of Innventure, led by Mr. Haskell, Learn CW, led by Mr. Hutter,
                and Advisor met numerous times to discuss matters related to Innventure's inclusion of the ESG Fund.
             Describe any discussions about the need to obtain additional financing for the combined company and the negotiation/marketing processes, or advise. For example, you state on page 100 that on November 10 and 11, 2023, members of the Innventure management, Mr. Austrup, Head and Mr. Harper, met with Mr. Fisher and Mr.
           Hutter from the Learn CW management team to discuss capital raising strategies.
Interests of Learn CW's Directors and Executive Officers in the Business Combination, page 103

2.     We note your response to prior comment 6. We were unable to find the requested
       information regarding Learn CW's officers and directors on the pages indicated in your correspondence. Therefore, please revise here, in the Summary and where appropriate to quantify the aggregate dollar amount and describe the nature of what
Learn CW   s officers
       and directors have at risk, if material, that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and
       out-of-pocket expenses for which Learn CW   s officers and directors are
awaiting
       reimbursement, if applicable, or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Susan Block at 202-551-3210 with any other questions.



                                                           Sincerely,
FirstName LastNameRobert J. Hutter
                                                           Division of
Corporation Finance
Comapany NameLearn SPAC HoldCo, Inc.
                                                           Office of Real
Estate & Construction
May 24, 2024 Page 2
cc:       John W. Stribling
FirstName LastName